Yucheng Announces Changes to Its Subcommittees of Its Board of Directors

BEIJING, August 22, 2011 /PRNewswire-Asia/ – Yucheng Technologies Limited (NASDAQ: YTEC) today announced the changes to its subcommittees of its board of directors.

Our board consists of five directors, including Weidong Hong, the Chairman and Chief Executive Officer, Shuo Zeng, Chief Operating Officer, and independent directors Jeffrey R Williams, Li Liao, and Tianqing Chen.

The Audit Committee consists of Jeffrey R Williams, the Chairman of the Committee, Li Liao, and Tianqing Chen.

The Strategy Committee consists of Weidong Hong, the Chairman of the Committee, Shuo Zeng, Jeffrey R Williams.

The Nominating Committee consists of Jeffrey R Williams, the Chairman of the Committee, Li Liao, and Tianqing Chen.

The Compensation Committee consists of Jeffrey R Williams, Li Liao, and Tianqing Chen.

In addition to the above changes within the board committees, the board is also evaluating the expansion of the board, seeking to add independent directors who will strengthen the corporate governance and add to the business development of the company.  During the next several months, the board will be evaluating director candidates and expects to expand the board before year end with additional directors.

About Yucheng Technologies Limited
Yucheng Technologies Limited (NASDAQ:YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,300 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng has been ranked in the Global FinTech 100 survey of top technology partners to the financial services industry for three consecutive years. The independent research firm IDC also has named Yucheng one of the top three market share leaders in China's Banking IT solution market every year since 2007. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Safe Harbor Statement
This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com